Annual Report 2023

2023 Annual Report I X We Connect Clients to Markets

Table of Contents Financial Highlights ...4 Selected Summary Financial Information ..........................................................................................................................................................................5 Overview ...6 Chairman’s Letter ...8 By the Numbers ...12 Strategic Position & Business Model ..................................................................................................................................................................................... 14 Key Performance Indicators ... 16 Chief Executive’s Letter ... 18 Client Types & Segment Performance ...............................................................................................................................................................................28 100 Years of StoneX ...30 Governance ...46 Office Locations ...48 Officers and Directors ...50 Appendix A ...51

Financial Highlights

Operating revenues (in millions)



2023
$ 2,914.1
2022
$ 2,107.4
2021
$ 1,673.1
2020
$ 1,308.3
2019
$ 1,106.1

Income before tax (in millions)



2023
$ 323.0
2022
$ 277.2
2021
$ 154.1
2020
$ 206.7
2019
$ 111.0

Total assets (in millions)



2023
$ 21,938.7
2022
$ 19,859.6
2021
$ 18,839.6
2020
$ 13,474.9
2019
$ 9,936.1

Stockholders' equity (in millions)



2023
$ 1,379.1
2022
$ 1,070.1
2021
$ 904.0
2020
$ 767.5
2019
$ 594.2

Net asset value per share



2023
$ 66.31
2022
$ 52.70
2021
$ 45.60
2020
$ 39.61
2019
$ 31.15

2023 Annual Report | 4

Selected Summary Financial Information

(In Millions, Except Share and Per Share Amounts)	2023	2022	2021	2020	2019
Operating revenues	$ 2,914.1	$ 2,107.4	$ 1,673.1	$ 1,308.3	$ 1,106.1
Transaction-based clearing expenses	271.8	291.2	271.1	222.5	183.5
Introducing broker commissions	161.6	160.1	160.5	113.8	114.7
Interest expense	802.2	135.5	49.6	80.4	142.0
Interest expense on corporate funding	57.5	44.7	41.3	23.6	12.7
Net operating revenues	**1,621.0**	**1,475.9**	**1,150.0**	**868.0**	**653.2**
Compensation and other expenses:					
Compensation and benefits	868.6	794.8	679.1	518.7	393.1
Trading systems and market information	74.0	66.2	58.8	46.3	38.8
Professional fees	57.0	54.3	40.9	30.2	21.0
Non-trading technology and support	61.6	52.4	46.0	28.4	20.1
Occupancy and equipment rental	40.4	36.1	34.2	23.5	19.4
Selling and marketing	54.0	55.3	33.3	12.2	5.2
Travel and business development	24.8	16.9	4.5	8.9	16.2
Communications	9.1	8.3	9.3	7.0	6.6
Depreciation and amortization	51.0	44.4	36.5	19.7	14.0
Bad debts, net of recoveries and impairment	16.5	15.8	10.4	18.7	2.5
Recovery of bad debts on physical coal	–	–	–	–	(12.4)
Other	66.4	60.6	46.3	29.6	23.2
Total compensation and other expenses	**1,323.4**	**1,205.1**	**999.3**	**743.2**	**547.7**
Gain on acquisitions and other gains, net	25.4	6.4	3.4	81.9	5.5
Income before tax	323.0	277.2	154.1	206.7	111.0
Income tax expense	84.5	70.1	37.8	37.1	25.9
Net income	**$ 238.5**	**$ 207.1**	**$ 116.3**	**$ 169.6**	**$ 85.1**
Earnings per share*					
Basic	$ 11.55	$ 10.27	$ 5.90	$ 8.78	$ 4.46
Diluted	$ 11.18	$ 10.01	$ 5.74	$ 8.61	$ 4.39
Weighted-average number of shares outstanding:*					
Basic	19,957,333	19,570,403	19,130,643	18,824,328	18,738,905
Diluted	20,619,340	20,067,540	19,678,168	19,180,479	19,014,395
Selected balance sheet information:					
Total assets	$ 21,938.7	$ 19,859.6	$18,839.6	$13,474.9	$9,936.1
Payable to lenders under loans	$ 341.0	$ 485.1	$ 248.6	$ 268.1	$ 202.3
Senior secured borrowings, net	$ 342.1	$ 339.1	$507.0	$515.5	$167.6
Stockholders' equity	$ 1,379.1	$ 1,070.1	$ 904.0	$ 767.5	$ 594.2
Other data:					
Return on average stockholders' equity	19.5%	21.0%	13.9%	24.9%	15.5%
Employees, end of period	4,137	3,615	3,242	2,950	2,012
Compensation and benefits as a percentage of operating revenues	29.8%	37.7%	40.6%	39.6%	35.5%

*Subsequent to September 30, 2023, we announced a 3-for-2 split of our common stock, effected as a stock dividend. Additional information regarding the 3-for-2 stock split can be found in Note 2 of the accompanying Consolidated Financial Statements.

2023 Annual Report | 5

Overview Vision & Philosophy For nearly a century, we have been serving the financial services sector with one core philosophy: that a clear focus on providing unparalleled service for our clients, relentless execution, “boots on the ground” local expertise, and a commitment to full transparency would enable us to build a credible and recognized global franchise. In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. The fact that we began this journey with just 10 people and less than $10 million in stockholders’ equity, and have since grown to over 4,000 employees worldwide with $1.4 billion in stockholders’ equity, is a testament to the remarkable power of compounding our capital. Through a consistent and focused methodology, we have achieved nearly a 30% CAGR in both our book and market values despite industry headwinds. Our strategy enables us to create our own capital runway for growth, reducing our reliance on the capital markets. This positions our company to be agile and seize favorable opportunities as they arise, thus increasing our market share. Over the past decade, we’ve capitalized on industry consolidation, completing over 20 strategic acquisitions at attractive valuations while also growing our capabilities organically. We believe our sustained growth as a company continues to be a positive outlier in the industry, and we are well-positioned to continue delivering these strong results to our shareholders. Today, we connect our clients to 40 derivatives exchanges, 185 foreign exchange markets, industry-leading retail trading platforms such as FOREX.com and City Index, most global securities markets, and numerous bilateral liquidity venues. In addition to execution of financial trades, we also provide vertically integrated post-trade settlement, clearing and custody services. This product suite is distinct from those offered by bulge-bracket banks, enabling us to cater to clients that may be overlooked by these institutions due to the associated regulatory burdens. Through these relationships, we help our clients pursue trading opportunities, make investments, manage market risk and improve their business performance. Our unique ability to help clients access a broad array of financial products and markets with our high-touch service, leading market intelligence and institutional-grade digital platforms is increasingly setting us apart from our peers and driving acquisition of new clients across four key segments: commercial, institutional, retail and payments. 1924 Saul Stone, a door-to-door egg wholesaler, forms Saul Stone and Company, predecessor to FCStone. 1994 International Assets is listed on NASDAQ. 1978 A new entity called Farmers Commodities Corporation is formed to accommodate the grain hedging brokerage services. 1981 International Assets is established as an internationally focused boutique brokerage firm. 1983 Farmers Commodities Corporation (FCC) becomes a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchases its first seat on the Chicago Board of Trade. 1930 Saul Stone and Company becomes one of the first clearing members of the Chicago Mercantile Exchange (CME). 1970 Saul Stone and Company becomes one of the major innovators on the CME’s International Monetary Market, bringing financial futures to the forefront of the industry.

Our revenue is diversified by client types, by asset class, and by geography. There is also added potential for a significant portion of recurring revenue generated from monetizing client balances in the form of interest and fee earnings on the float, depending on market interest rates. Our business is supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms, and our more than 54,000 commercial, institutional and payments clients and over 400,000 retail accounts from over 80 offices spread across six continents (as of September 30, 2023). Operating revenue Shareholder equityMarket cap StoneX Growth (US$ millions) $3,500 $3,000 $2,500 $2,000 $1,500 $1,000 $500 $0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 $2,914.1 $2,015.4 $1,379.1 2023 CAGR 32% 29% 28% *Operating revenue, market value, and shareholder equity data as of September 30, 2023 2008 FCStone acquires Nashville-based cotton specialist, Globecot. 2009 International Assets Holding Corporation and FCStone Group, Inc. merge. 2010 Risk Management Incorporated, energy risk management specialists, is acquired by the newly merged company. 2004 International Assets acquires global payments business Global Currencies, thereby establishing a London office. 2007 International Assets acquires Gainvest group in South America, specializing in asset management and asset-backed securities. 2007 FCStone acquires Chicago-based dairy specialist, Downes-O’Neill. 2000 FCC acquires Saul Stone and Company to become one of the nation’s largest commercial grain brokerage firms. 2003 Current management team takes control of International Assets with a strategy to focus on wholesale execution.

Chairman’s Letter Despite a modest reduction in volatility in the markets in fiscal 2023, interest rates and inflation remain elevated and rising geopolitical tensions pose a threat to global stability. Our business has continued to prosper under these unstable macro conditions, with diluted earnings per share (“EPS”) rising year over year by 12%, from $10.01 to $11.18. Return on equity (“ROE”) fell slightly from last year’s near record number of 21.0% to 19.5%, still far above our 15.0% target. For close to 15 years, the Federal Reserve has maintained its benchmark lending rate at near-zero, ultimately distorting the time-value of money and asset valuations. However, in March of last year we watched as the Fed initiated one of the most fast-paced rate hike cycles of the modern era, culminating in rates being raised to their highest level in 22 years. We now find ourselves in an environment where inflation remains elevated and 5-6% interest rates are the ‘new normal’. As we consider these events, it is evident that the financial markets have undergone a seismic shift. The COVID-19 pandemic led to the Federal Reserve reactivating its policy of quantitative easing (QE), the injection of liquidity into the US economy and balance sheet expansion via the purchase of trillions of dollars in debt instruments. However, unlike the previous deployment of QE in the aftermath of the Great Financial Crisis, inflation emerged, causing political consternation and a cost-of-living crisis. The Federal Reserve’s response has been to aggressively pivot to quantitative tightening (QT) and interest rate hikes in an attempt to reposition itself ahead of the curve. This shift has introduced pronounced financial risk and revealed structural balance sheet weaknesses across the financial sector, as seen with the fall of institutions like Silicon Valley Bank (SVB) and First Republic. The process of balance sheet reduction (QT) has seen the Federal Reserve decrease its holdings of Treasury bonds by about $650 billion by allowing them to mature and “roll off” their balance sheet. Elsewhere, demand sources for Treasuries are evolving. China, historically a major holder of Treasuries, has been forced to reduce its holdings to defend a weakening yuan against a resurgent dollar. We are also faced with significant geopolitical risk, illustrated by the ongoing conflicts in Ukraine, and more recently in Israel and Palestine; the latter of which presents heightened contagion risk not dissimilar to the web of allegiances that plunged the world into war in 1914. We live and operate in an undeniably volatile world. Turning our gaze from these macroeconomic and geopolitical conditions to the specific challenges that we face as a company, we plan to navigate these tumultuous times with the same prudence and strategic foresight and common sense that have been our enduring guides over the years. This will ensure we not only withstand these 2017 2018 2012 Online news and analysis subscription service Commodity Network is launched. 2012 The institutional accounts of Tradewire Securities, LLC. are acquired. 2011 Ambrian Commodities Limited (“ACL”), is acquired to provide commodities execution capabilities in the key LME market. 2011 The company acquires the business of the Metals Division of MF Global and upgrades to LME Category One ring dealing membership. 2012 The company acquires TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products. 0 The company acquires Hanley Group companies to expand the group’s OTC trading business. 2010 The company acquires the futures division of Hencorp, a coffee, cocoa and sugar specialist. 2011 International Assets Holding Corporation changes name to INTL FCStone Inc.

challenges but emerge stronger and deliver on our promise of value to clients and shareholders alike. Our 2023 results are the latest chapter in our distinguished history of growth – as an example, our operating revenues have grown 38% year over year, with robust results from our commercial, institutional and payments segments. Yet, there is an anomaly we must address: our stock price. While at face value we can observe that it is trading close to all-time highs, the reality is that it has not mirrored the positive trajectory of our results. We are operating in a new normal environment, and the financial landscape has certainly shifted. Yet in a sense, we’re being punished by the perception that we are part of the legacy financial world that is contending with these changes. The opposite is true – in these conditions, we are thriving. Despite this our current PE multiple is approximately 9x, versus the S&P 500 index being at roughly 26x earnings. As we head into a new year, our response will be to continue our digitization strategy that complements, not confuses, our high touch expertise. This strategy will be supported by a communications effort that establishes StoneX as a leader in this new era of financial infrastructure in the minds of the investment community. Financially we will continue our concentration on generating a high rate of return on our expanding capital and let the power of compounding continue to expand our financial base. At our core, we are a transactional business that generates revenue from our customers’ trading activity. We are, however, equally strategically positioned to take advantage of the current interest rate climate. A reflection of our operational excellence is the high amount of cash deposits that we hold on behalf of our clients. These deposits generate interest income, revenue that has surged approximately 330% year over year – a high margin advantage since it incurs minimal direct costs or additional employee overheads. We can’t be complacent, as this additional revenue is dependent on factors outside of our control, but this position is a direct consequence of our stringent focus on delivering a best-in-class service to our clients and the trust that they impart on us. One of the key tenets of our business model is our role as an opportunistic value-focused industry consolidator, exemplified by 20+ strategic acquisitions made just in the last decade alone. This approach is pivotal in enhancing and growing our business, while delivering value to our clients worldwide. A prime example of this strategy in action is our recent acquisition of Cotton Distributors Inc., which not only augmented our capabilities in physical cotton trading, increased our trading footprint in Brazil and established a presence in Switzerland, and also exceeded our financial targets. 2015 INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc. 2016 The company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC. 2016 The company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company’s global energy capabilities. 2013 The company exits its physical base metals business. 2014 The company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd. 2015 The company completes the acquisition of G.X. Clarke & Co., an institutional dealer in US government securities, federal agency and mortgage-backed securities. 2013 INTL FCStone Markets LLC registers as a swap dealer. Our operating revenues have grown 38% year over year, with robust results from our commercial, institutional and payments segments.

2023 Annual Report I X Chairman’s Letter Looking forward, we must also be mindful of our costs. After all, costs have a habit of being permanent and revenues sometimes more fleeting. As we’ve expanded from a small company to the global entity we are today, with over 80 offices spanning 6 continents and over 4,000 employees worldwide, our fixed expenses have inevitably increased. In addition, our strong capital investment program in our IT platform capabilities gives us operating leverage but increases our fixed, as opposed to variable, costs. In this environment your management team is highly conscious of the importance of cost management, particularly in less favorable economic conditions for our business. We are navigating this new financial era with strategic foresight and operational agility, committed to maintaining the robust growth of the StoneX franchise. Despite the challenges we face, my outlook for the future of our business remains strongly optimistic. We have continued to not just reach, but far exceed our return on equity benchmark year after year. Our compound annual growth rate (CAGR) of operating revenues, at 32% since 2003, is a testament to our effective capital deployment. I believe that this CAGR is largely unmatched in the financial industry. While we benefit from the current economic climate and believe that interest rates will remain elevated in 2024, we cannot lose focus on what ultimately drives our business forward: our transaction volumes. Interest income, although beneficial, is beyond our control, and we must strategize based on factors that we can actively influence. The fact that we have historically operated successfully during low interest rate environments with minimal volatility is a testament to the strength and diversity of our business. Our competitive position remains strong. Our smaller competitors are exposed to high fixed cost requirements and our larger competitors in the banking sector have ever-increasing regulatory capital charges being applied to their trading businesses. Furthermore, we have an enormous total addressable market (TAM) in front of us comprised of financial transactions in all fields which offers massive growth potential. As StoneX continues to grow and our transactions increase in volume and diversity, we are developing a robust internal ecosystem that not only integrates a diverse array of products and services, but ultimately enhances our profitability and the value we offer to our clients. The company’s prime asset is our people and I believe we have built, at all levels, a team second to none. But the essence of a team is that it develops and changes. Nevertheless we regret that Scott Branch has decided, for personal reasons, not to stand for reelection to the board in fiscal 2024. Sean and Scott were the management team who grew our business from a market capitalization of approximately $5 million in 2003, to one of over $2 billion today. Scott has great knowledge and intellectual rigor, which were both highly beneficial to our company. He remains a great friend on both a business and personal level and we wish him good luck, health and fortune for the future. The company re-launches the former independent wealth advisory service of Sterne Agee, LLC as SA Stone Wealth Management Inc. The company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce. 2018 The company secures a post- Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA. 2018 INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts). 2019 Company acquires coininvest GmbH and European Precious Metal Trading GmbH to expand its retail precious metals offering. 2019 The company acquires the futures and options brokerage business of Singapore-based UOB and becomes a fully regulated FCM in the Asia-Pacific region. 2020 INTL FCStone acquires the brokerage businesses of Tellimer Group in order to expand its capabilities in frontier and emerging markets. We have continued to not just reach, but far exceed our return on equity benchmark year after year. 2017 2018

2023 Annual Report I X As we reflect on the past year and recognize potential headwinds in the years ahead, I also want to highlight the ‘client-first’ mentality that is integral to every facet of our company. Our priority has always been to continually enhance our products, advanced platforms, and tailored services to align with our clients’ needs, while complementing these products and services with high-touch, ‘boots-on-the-ground’ support. Despite the unstable global landscape, our mission remains unchanged. I want to extend my gratitude to our shareholders for your confidence and support, and to our employees, whose contributions are vital to our continued success. John Radziwill Chairman 2020 The company acquires EncoreFX Inc., which provides foreign- currency exchange risk management and global payment solutions to small and medium-sized businesses. 2020 The company acquires Giroxx GmbH and IFCM GmbH to strengthen its offering in Europe. 2020 The company acquires GAIN Capital Holdings, Inc., significantly expanding its retail footprint through the addition of FOREX.com and City Index. 2020 INTL FCStone rebrands itself as StoneX, as the parent company becomes StoneX Group Inc. and its customer-facing subsidiaries change their names to incorporate the new brand name. 2021 The company acquires Chasing Returns Limited, enhancing our retail offerings by utilizing financial behavioral science to analyze trends and decision-making. 2021 The company acquires a minority equity stake in diversity broker Tigress Financial Partners LLC. 2022 The company acquires Cotton Distributors Inc., which expands its cotton trading and hedging capabilities.

2023 Annual Report I 12 By the Numbers StoneX Share Price* 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 03 20 19 20 20 20 21 20 22 $100 $90 $80 $70 $60 $50 $40 $30 $20 $10 0 20 23 * Subsequent to September 30, 2023, we announced a 3-for-2 split of our common stock, effected as a stock dividend. Share prices and earnings per share amounts reflect pre-split amounts.

2023 Annual Report I 13 (1) Total volume traded of FX / CFD, Securities and Global Payments contracts on a trailing 12-month basis as of September 30, 2023 (2) Represents the Q4 2023 quarterly average $4.4T Volume Traded1 40+ Exchanges 18,000+ OTC Products 140 Currencies 400,000+ Retail Clients $1.4B Equity Capital 160M Listed Derivative Contracts Traded 21 Countries across 6 Continents 4,000+ Staff $7.8B+ Client Assets2 54,000+ Institutional, Commercial & Payments Clients Supported by Expansive Global Footprint Global Execution, Clearing & Custody across Equities, Fixed Income, FX, and Commodities

Strategic Position & Business Model 2023 Annual Report I 14 Integral part of the global financial infrastructure We operate a global financial network that our clients use to trade, invest, manage risk and improve performance. We monetize activity over this network through commissions and spreads on trades, interest earned on client deposits, and fees for our expertise and market intelligence. Clearing & Settlement Efficient clearing and settlement on 40+ exchanges and across 180+ foreign exchange markets Payments Member of Swift, delivering international payments through a proprietary global network of 350+ correspondent banks Market Intelligence Leading Market Intelligence online platform featuring over 150 pieces of daily commentary across asset classes Custody $8.4 billion of client float across our FCM, broker-dealer and retail OTC business Consultancy High value-add service provided through a team of over 300 risk management consultants Execution & Liquidity Provides liquidity for clients across a wide range of financial products (exchange and OTC) StoneX Financial Network

• Global access to over 40 exchanges and 18,000+ OTC products • Payment solutions in 180+ countries and 140+ currencies • FOREX.com and City Index, two of the largest and best-known retail trading brands in the world • Combination of advanced trading platforms and high-touch service • Vertically integrated execution, clearing and custody Diverse and resilient business model • Clients in over 180 countries served by global footprint of 4,000 employees • Local presence in 80+ offices provide ‘boots on the ground’ to serve clients in virtually every global marketplace • Diversified across 54,000+ institutional, commercial, and payments clients and 400,000+ active retail accounts • Specific focus on the mid-market which is typically underserved by large financial institutions • Multiple touchpoints with clients create stickiness • Long-term client relationships drive recurring revenue Products and Services Clients • Management continuity since 2003 provides steady focus on strategy execution • Continued emphasis on key benchmark of 15% ROE to compound capital • Diligent risk management to underpin and preserve capital growth • Disciplined focus on strategic acquisitions to complement organic growth • Increasing value of our network by adding new services, products, markets, and liquidity venues • Expansion into new client segments and geographies Long-term Focus • Market volatility drives revenue • Revenue stream is highly diversified by asset class, client type and geography • Minimal exposure to directional market risk • Significant recurring revenue from interest and fees on client balances • Highly flexible cost structure targeting >50% of variable costs • Strong balance sheet with ample liquidity • Low correlation across asset classes and markets produces stable top-line growth Resilience 2023 Annual Report I 15

2023 Annual Report I 16 Key Performance Indicators Rationale: Implies growing our net earnings by a similar amount annually as our retained earnings grow. Compounding capital Target: Annual shareholder return on equity of 15% ROE and Adjusted ROE Rationale: Measures productivity and efficiency in driving revenue through use of technology, leveraging existing client relationships and expanding our products and capabilities. Revenue Per Employee Efficiency in driving revenue growth Target: Minimum return per employee of $500k per annum Target: Met 800,000 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 2019 2020 2021 2022 2023 We have set out some simple but effective long-term key performance indicators to monitor our strategic progress and hold ourselves accountable to our goals. Given the constant evolution of our business, we make a point of evaluating periodically whether a given metric or target – and the rationale behind it – remains relevant to our performance and our goals. As such, we may add, adjust or discontinue certain KPIs from year to year. Target: Met 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 2019 2020 2021 2022 2023 ROE Adjusted ROE

Rationale: A highly flexible cost structure helps us protect our bottom line from the inherent cyclicality of the markets. However, our ratio of fixed costs to variable costs will begin to rise in coming years as we increase the digitization and scalability of our global network. Variable Cost Ratio Flexible cost structure Target: >50% of our total costs variable to revenue Target: Met Rationale: Ensures that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with our platform. Compensation to Operating Revenue Compensation ratio Target: Total compensation to operating revenue ratio of <40% Rationale: Calibrates our risk tolerance to avoid catastrophic losses that would impede our ability to function normally; ensures that bad debt is proportional to our annual operating revenue and earnings. Bad Debt(1) (1) Bad debt excludes recoveries on bad debt on physical coal of $12.4 million in fiscal 2019 and impairments of $5.7 million in fiscal 2020. Risk metrics – bad debt expense Target: Bad debt <1% of annual operating revenues Target: Met Target: Met $18.0 $16.0 $14.0 $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $– 1.2% 1.0% 0.8% 0.6% 0.4% 0.2% 0.0% 2019 2020 2021 2022 2023 Bad debt, excluding impairment and physical coal M ill io ns As a % of Operating Revenues 70% 60% 50% 40% 30% 20% 10% 0% 2019 2020 2021 2022 2023 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% 2019 2020 2021 2022 2023 2023 Annual Report I 17

2023 Annual Report I 18 Despite moderating market conditions, we achieved the best fiscal year in StoneX history. We believe that our results are significant positive outliers in the financial services industry and underscore our progress toward becoming a leading global financial services franchise. Over the past 21 years, since the current management team joined StoneX, we have compounded operating revenue at 32% per annum and stockholders’ equity at 28% per annum. Over this period, our market value has increased from below $10 million to over $2.0 billion and our share price* has increased from $0.64 to $95.00 – a gain of approximately 147 times for a 19% compound return. In fiscal 2023, operating revenues reached a record $2.9 billion (up 38%) while net income increased to $239 million, up 15%. Stockholders’ equity rose to $1.4 billion, more than doubling since 2019. Diluted earnings per share* was $11.18, and our return on equity (ROE) was 19.5%, which is far above our 15% target. We are already hard at work on achieving another productive year and our investment in StoneX’s financial ecosystem continues to be the cornerstone of our strategy. Through expansions of our product offerings and services and recruitment of top-tier talent, we are well positioned to capture significant opportunities within the many large total addressable markets (TAM) in which we operate. The diversity of our product and service offerings creates multiple earnings drivers, which we believe will drive our continued growth and enhance shareholder value in years to come. Business Overview Market Environment Fiscal 2023 was marked by the effects of heightened inflationary pressures, the recent banking crisis, global monetary policy tightening, and a substantial rise in short term interest rates. Geopolitical uncertainty remained throughout 2023, however market volatility generally declined since the Russian invasion of Ukraine in the prior year. The rise in interest rates enabled us to increase our net interest revenue during the year, while also driving an increase in interest expense paid on client balances. We also experienced a tightening of spreads across all our products with the exception of our payments division. However, through continued client engagement and onboarding, as well as expansion of our product offering, we grew transactional volumes in all products except for FX/CFD contracts. Business Segment Performance In 2023, we had strong double-digit revenue increases in all of our reporting segments, apart from the retail segment, which experienced a tougher market environment and more challenging revenue capture compared to the exceptionally favorable conditions last year. Following our strong performance, we are now in striking distance of $3 billion in annual operating revenue, when just 4 years ago we celebrated our billion-dollar revenue milestone. Chief Executive’s Letter * Subsequent to September 30, 2023, we announced a 3-for-2 split of our common stock, effected as a stock dividend. Share prices and earnings per share amounts reflect pre-split amounts.

StoneX

In addition, despite moderating market volatility during the year, due to the diversity of our client offerings, we experienced broad growth in transaction volumes – a testament to our expanding market share and increasingly prominent position in the various business sectors in which we operate.

Growth in our operating results was supported by a significant increase in interest/fees earned on client balances, up 331% over the prior year, powered by the positive impact of the highest annual increase in market interest rates in 22 years.

Operating Revenue[4] by Product	Key Operating Metrics	
Listed Derivatives	**Contracts ('000s) & Rate per Contract**	
$416.5mm *Down 3%*	160,292 *No change*	$2.44 *Down 4%*
OTC Derivatives	**Contracts ('000s) & Rate per Contract**	
$232.2mm *Up 11%*	3,553 *Up 20%*	$65.78 *Down 7%*
Physical Contracts	**Contracts ('000s) & Rate per Contract**	
$244.9mm *Up 26%*	*N.A*	*N.A*
Securities	**ADV[3] (USDmm) & RPM[3]**	
$1,064mm *Up 74%*	$5,257 *Up 52%*	$301 *Down 40%*
Global Payments	**ADV (USDmm) & RPM**	
$208.3mm *Up 24%*	$67 *Up 8%*	$12,367 *Up 14%*
FX/CFDs	**ADV (USDmm) & RPM**	
$261.9m *Down 23%*	$11,943 *Down 10%*	$87 *Down 12%*
Interest/Fees Earned on Client Balances	**Listed Deriv. Client Equity[1] & MMF/FDIC Sweep Balances[2]**	
$384.7mm *Up 331%*	$7,137mm *Up 25%*	$1,338mm *Down 25%*

Figures presented are annual; FY 2023 percentage changes reflect Full Year figures ending September 30, 2023 vs Full Year ending September 30, 2022
Key metrics presented do not account for all Operating Revenue generated
(1) Listed Derivatives Client Equity balance pertains to client assets in our futures and options business on which we retain a share of interest earnings
(2) Money Market Fund / FDIC Sweep balance pertains to client assets in our correspondent securities clearing business on which we retain a share of fee income
(3) Due to the significant increase in short term rates, we have amended our calculation of Securities RPM to represent the RPM after deducting the interest expense associated with our fixed income activities from operating revenues
(4) Operating Revenue represents gross revenue less cost of sales of physical commodities

2023 Annual Report | 19

2023 Annual Report I 20 We achieved strong financial results across nearly all of our products and services and all client segments, which is a validation of our unique and valued financial eco-system. This increasingly makes us the counterparty of choice for a wide range of clients looking to access the global financial markets. We report on our financial results under four key business segments – commercial, institutional, retail and global payments. Commercial Our commercial business is focused on providing corporations with the ability to hedge a broad range of commodity and financial risks that are embedded in their production processes with a view to effectively and efficiently manage and contain those risks. We offer a wide range of capabilities, ranging from listed derivatives to bespoke OTC solutions and structured products as well as a range of physical commodities services to better manage supply chain and logistics risks. We offer this in all commodity and financial verticals, providing an unparalleled offering to these clients. Our commercial segment was a notably strong performer in fiscal 2023, with a 25% increase in operating revenue, helping drive a 36% increase in commercial segment income versus the prior year. Areas experiencing strong operating results within the commercial segment included strong volumes in OTC products, with a record performance from our Brazil business, growth in our physical commodities business buoyed by the acquisition of Cotton Distributors Inc (CDI) and a significant increase in net interest income on our client float. Institutional In our institutional segment, we seek to provide access to a comprehensive financial ecosystem by giving our clients access to global listed derivative exchanges, equity and fixed income securities markets as well as foreign exchange and swaps markets. We provide transaction execution services as well as clearing, custody and post- trade services in all of these markets and asset classes. Our broad set of institutional product and service offerings provide our clients worldwide access to global markets and liquidity venues through one trusted partner. Our institutional segment experienced an 82% increase in operating revenues in fiscal 2023. Note that a significant portion of this increase was attributable to the grossing up of interest in our debt trading activities where interest carry on fixed income products is recorded as revenue, while the associated costs of financing these positions is recorded as a cost. Segment income was up 25% versus a year ago, largely due to increased interest/fee income earned on our client float, growth in our institutional foreign exchange business and solid results from our fixed income activities. Nearly all of our institutional business is derived from U.S. clients and we believe that we have a significant opportunity to increase our capabilities internationally, much as we did over a decade ago in our commercial segment. To this end, we have recently established teams in London and Singapore and have also expanded our international custody and prime brokerage capabilities. Chief Executive’s Letter Our commercial segment led the charge with a 25% increase in operating revenue, driving a 36% increase in segment income versus the prior year.

2023 Annual Report I 21 Retail Our retail segment is focused on providing individual and small- to medium-sized corporate customers with access to a wide range of trading opportunities. Our primary focus is creating a true multi-asset offering for our retail segment customers, which will allow us to service a much broader market for financial services, with a commensurately larger TAM than the leveraged derivatives market which is our current primary focus. The financial performance of our retail segment decreased in fiscal 2023 compared to the exceptional financial results experienced a year ago. Operating revenues were down 22% and segment income down 60%, as we saw average daily volume (ADV) decline 18% and revenue capture decline 11%. Market conditions improved during the year and the fourth quarter results were significantly better than the same period in the prior year, accounting for over 60% of the year’s segment income. We have seen a return to more normal conditions after the exceptional environment created by the Covid-19 pandemic. Global Payments Our payments business offers a unique international payments capability in over 180 counties, which we believe is the most of any institution globally. We have developed a reputation for best execution and service in these difficult- to-access markets and are regarded as a valued treasury partner to charities, NGOs and the banking industry around the world. Our payments business continued its strong and steady growth with operating revenues up 24% and segment income up 12% in fiscal 2023. We continue to invest in technology to make it easy for us to efficiently partner with the largest organizations, and have a significant TAM in front of us as more clients take control of the execution costs related to international payments. More details regarding segment performance and composition can be found on pages 28-29. Our Strategy in Action We believe that our strong performance in 2023, and over the past twenty years, is a reflection of the success of our core operating strategy and commitment to becoming a recognized global financial services franchise. Our strategy is anchored by four fundamental company objectives, which are outlined below. Build Our Ecosystem – We must remain relevant to our clients and prospects by adding more of the products and services they want and by providing them with the best ecosystem possible for accessing the global financial markets. Doing so enables us to increase engagement and wallet share from existing clients while attracting new clients who cannot satisfy their needs elsewhere, or who are dissatisfied with how those needs are being met. We continually invest in our ecosystem by acquiring talent – either individuals or teams – as well as investing in technology to expand our products and capabilities to better serve our clients. While these investments inevitably result in increased costs and expenditures, often well in advance of the ultimate benefits being achieved, they are essential to achieve this strategic objective. No project in isolation is likely to result in a significant change to our current growth trajectory. In addition, certain initiatives may not prove viable in the long run. However, in the aggregate and over time, we believe that our investment in various projects and initiatives will “bend our growth curve” upwards. In addition, because many of our initiatives are digital in nature, we should see operational leverage and scalability start to kick in as well as steady improvement in margins.

2023 Annual Report I 22 In our equities business, the launch of our electronic market-making platform has been a strategic move to internalize transaction flow and capture spread on domestic NMS equities while ensuring best execution for our clients. We’ve entered a field traditionally dominated by a limited number of large players, providing our broker-dealer clients with an alternative outlet for trade execution. To grow this business, we are leveraging our long-standing institutional relationships, many of which span over 20 years. We continue to successfully ramp up our number of clients as well as the number of names we execute on, and are seeing revenue in this area increase steadily. Our fixed income business has strategically diversified into a broad range of fixed income products. This approach has proven to be highly beneficial, especially in recent quarters and significantly softened the effects of the fluctuating interest rate environment seen in fiscal 2023. In March, we launched our U.S. defeasance sales and trading offering, a new capability that continues the ongoing expansion of the U.S. fixed income business. We believe there has been a distinct shift in perception among institutional investors and top industry talent alike regarding our fixed income business; we are now increasingly recognized as a growing and successful fixed income franchise with the capabilities to compete alongside Tier 1 players. In fiscal 2023, we enhanced our institutional prime offerings with the launch in the U.K. of a multi-asset CASS compliant custody solution coupled with new financing capabilities, which include repo financing and securities lending. Several key hires further bolstered growth of this business area. These product expansions and major appointments are in line with our continued investment in technology platforms across trading, regulatory reporting and middle and back-office operations, all designed to augment client engagement and drive growth within our securities and prime offerings. We have also made some crucial new hires for StoneX Digital, our wholly owned subsidiary that specializes in providing institutions with access to digital asset trading, custody and services. We plan on offering non-custodial spot execution, borrow/lending and OTC bi-lateral derivatives to global institutions down the road. We have continued to expand capabilities in our physical commodities business, offering our clients an integrated product suite that includes risk management, logistics and supply chain management. Several years ago, we began supporting our biofuel refinery clients not only in managing risk associated with their physical inputs, but also the efficient procurement of these materials, thus enhancing operational efficiency for their facilities. As a result, StoneX has now emerged as a recognized player in both the biofuel and renewable fuel industries in the United States. At the beginning of this year, we acquired CDI – a physical cotton brokerage business. We saw the opportunity to make further inroads into the cotton vertical by offering physical cotton brokerage and trading combined with our risk management services. This was a well-priced transaction that resulted in an immediate gain recognized on the acquisition and has exceeded our first-year financial expectations. We have also validated the original thesis, as we have seen market share gains in both physical brokerage as well as our risk management services. We have made significant progress in integrating this business and are excited about its prospects in the coming years. Chief Executive’s Letter We are now increasingly recognized as a growing and successful fixed income franchise with the capabilities to compete alongside Tier 1 players.

2023 Annual Report I 23 Carbon trading is another growing market and our primary role to date has been to provide our clients with access to select carbon trading instruments. In addition, we have a role in educating our clients on how best to participate in this marketplace – many of our agricultural clients are potential sources of carbon credits which can be monetized. We have made good incremental progress and have a small but growing revenue stream and client base in carbon. We continue to add new trading venues and exchanges to our ecosystem to better serve our clients. StoneX recently became a member of the Nodal Exchange, which offers renewable fuels and pollutants contracts to support an increasing focus on corporate sustainability and carbon neutrality. We are in the process of joining the Australia Securities Exchange (ASX) in Australia and are evaluating other potential trading venues. We have consistently launched new OTC products to address client needs and have invested in our technology stack to do this faster and more effectively. We are now introducing dozens of new products every month, some of which are new and industry leading. These products offer us incremental revenue, and position StoneX as a leading innovator focused on adding value to our clients. We continue to believe that there is a sizable opportunity for us to expand our self-directed offering to include all of the StoneX products and capabilities, from CFDs to stocks, cryptocurrency, precious metal coins, payments, futures and foreign exchange. While we have made positive incremental steps, we are behind on our projected timeline for this project and are focused on accelerating our progress. StoneX has an extensive financial product set, all of which is intended to ultimately be available digitally on a self-directed platform. This includes cash equities and options, fixed income and physical gold as well as the ability to make payments. Once complete, this will be a unique global self-directed offering for our clients with a significantly expanded addressable market. Grow/Diversify Client Base – We are a client-centric business and strive to grow our client footprint consistently by entering new markets, expanding market share in our existing markets, and adding new client segments and channels. Our broad range of capabilities enables us to serve clients of nearly every type, which creates a large addressable market for us and a significant opportunity for top-line growth – given that our current market penetration is likely in the single basis point range. Seizing this opportunity will enable us to increase volume and lower earnings volatility. Our client footprint has significantly grown over the last 10 years, assisted by a positive industry environment. In particular, there has been significant consolidation at the lower end of the market, primarily due to rising regulatory costs and capital burdens which have rendered smaller mono-line players unable to earn acceptable returns. On the other hand, larger banks have seen capital requirements for their trading businesses steadily increase under the Basel regime – with new changes under current consideration. We see this trend continuing and many clients will be looking for new brokerage and trading relationships. We believe that our unique global financial ecosystem allows us to be the counterparty of choice and places us in a strong position to win market share. One of our key objectives in this regard is to leverage our broad financial eco-system to expand into additional global markets. To this end, we continue to invest and grow our EU presence with an expanding presence in Frankfurt, allowing us to market to new European clients more effectively. We have significantly expanded our product capability in Singapore, adding fixed income, foreign exchange and commodities expertise. These additions to our product suite should allow us to increase our market penetration in Asia. We have also expanded our licensing in Singapore to facilitate a broader payments and securities offering.

2023 Annual Report I 24 Our securities business has very little client penetration outside of the United States, despite our global product offering in both equities and fixed income. In fiscal 2023, we added a small team in Asia and bolstered our growing presence in London. In addition, we strengthened our capabilities in London to enable a more fully fledged offering in the region, as described above. Our payments business has expanded its offering to help Brazilian enterprises looking for a more efficient way to make international payments to both G20 and non-G20 countries. We launched a new digital payments platform for corporates in Europe, and plan to expand this offering geographically. We are also adding our international payments capability to all of our existing internal platforms on the commercial side, further embedding ourselves with these existing clients. In the past year, StoneX has launched an innovative suite of CFD products, enabling Australian farmers and agribusinesses to easily hedge grain prices directly through our proprietary retail platform, City Index. These farmers can trade global grains products instantly through their smartphone, priced in Australian dollars by the ton. This is the first ever offering of its kind, and the expansion of our CFD product suite addressed our customers’ demand for a reliable way to trade agri-market products that formerly were not easily accessible to them. We also expanded Farm Advantage to Canada in fiscal 2023, providing Canadian grain farms and livestock producers with direct access to futures pricing, market charting, profit calculators, option premiums and competitive cash brokerage bids for specialty crops. These clients can seamlessly track their trade positions, profitability, margin values and statements for their trading accounts within one app. The introduction of the Farm Advantage app to Canadian producers furthers our mission to expand our offerings in key markets and provide unique solutions to our clients. This expansion also further establishes our position as an innovator in agricultural financial services. Digitize Our Business – We firmly believe that the technology is critical for all aspects of our business, from digital client platforms that enhance client engagement, trading technology allowing us to better internalize margin to our internal systems which can create scale and operational leverage. Digitization will enable us to increase global market share in our massive TAM more efficiently while simultaneously providing scalability and margin expansion. We are focused on three key digitization initiatives: 1) aggregation and ease of access to data across the StoneX Group, 2) open, flexible, and modular technical architecture to enable scalability, and 3) opportunities for trade internalization across platforms that benefit our clients via better pricing and improve our bottom line via higher margins. Within our support departments, we’re actively pursuing numerous projects aimed at harnessing our technology to enhance efficiency and scalability in our infrastructure, which over time should drive operational leverage. Key developments include the implementation of a contract management system by our legal team, advanced technology for tracking and monitoring internal audit and operational risk issues, and incremental technology upgrades in compliance and KYC monitoring processes. Additionally, our risk management team has made significant strides, now employing more sophisticated methods for data aggregation and analysis along with real- time monitoring capabilities. This advancement enhances our ability to both oversee and manage risk across the entire organization. Chief Executive’s Letter On the trading front, we are progressively leveraging technology to enhance our processes.

2023 Annual Report I 25 A lot of these projects are underpinned by the success of our data lake which allows users to come to one place to get normalized data from many of our systems of record. Instead of multiple point-to-point connections to these systems, information can be accessed from one place in near real time in an easily consumable form. We continue to build and enhance the data lake as we expand our business. For our trading activities, we are progressively leveraging technology to enhance our processes. Our trading platforms are designed to aggregate trades and internalize spreads, enabling us to optimize revenue opportunities for our clients and minimize hedging costs. As we continue to gain critical mass in trading volumes, the impact on revenue capture can be significant and should contribute to driving our margins. StoneX Technology Services recently adopted Swift’s pre-payment validation technology, which allows for the verification of the accuracy of beneficiary account details before initiating international payments. This new service aims to enhance efficiency, reduce errors, expedite transaction speed, and improve the overall customer experience for clients looking to make cross-border transactions. The pre-validation service is expected to reduce operational costs through standardization and enhance risk management processes. In February, we launched StoneX Plus, a platform that leverages our proprietary dairy market tools and analysis on a single, customizable platform. The StoneX Plus platform delivers access to leading market intelligence, insights, and forecasts, supported by a global team of commodities industry experts covering dairy pricing, production and trade data. Clients also have access to the global portfolio of StoneX exchange-traded risk management products. The launch of StoneX Plus reflects the Company’s ongoing commitment to digitize key solutions and expand our offerings across different regions and industries. We also spend considerable effort providing technology to help our clients be more effective and in turn become stickier to us. We continued to see good client adoption of StoneHedge for our grain merchandising clients. This new platform provides trading efficiency on our side and embeds us as a critical partner with our commercial clients. We are continuously enhancing our digital platform for our OTC and structured products to allow our commercial hedging clients to run intricate scenarios to determine the best product for their needs and instantly get quotes. We are a client-first business, and as such, our priority is ensuring our clients have access to the asset classes, technology platforms and services they need to pursue their strategies effectively and achieve their goals in the global markets. Embodying this commitment, in September, we relaunched StoneX.com. Our company website was largely overhauled, a project that was conceptualized from the ground up. The new website is aimed at prioritizing user needs, allowing clients to personalize options and interface components to align with their specific market interests or content preferences. Smart routing of inquiry forms ensures that client queries are expedited, enabling swifter replies and more efficient issue resolution. This digital transformation of our website is yet another example of our efforts to improve client satisfaction and maintain operational excellence. Compound Capital – From our earliest days, we have focused on expanding our capital base by maintaining consistent profitability and reinvesting those profits back into the business so that we could enhance the power of compounding to create our own capital runway for growth. We try to deploy this capital wisely through a disciplined M&A approach focused on deals that will accrete immediately to earnings, and by making allocation decisions focused on ROE. We believe this approach has been key to our ability to achieve stable and consistent growth, and we will continue to pursue it going forward.

2023 Annual Report I 26 Despite investments made in technology and infrastructure, the costs of developing new capabilities, and the integration of a large number of acquisitions, in 2023 we achieved an adjusted ROE of 19.5%, which far exceeds our 15.0% annual target. StoneX is committed to seeking out strategic opportunities and investments that propel our growth and deliver substantial value for our clients and shareholders alike. Over the past decade, we have executed over 20 strategic acquisitions at attractive valuations. These acquisitions have been integrated with minimal dilution to our shareholders, as the vast majority were financed organically from retained earnings and the power of compounding. We will remain extremely disciplined in our approach to acquisitions, and focus on opportunities that we believe will substantially amplify our business. This past year, we have concentrated on internal team development, which has involved significant talent acquisition. As our reputation in the market has strengthened over the past three years, we have observed a surge in interest from personnel from larger competitors interested in joining us. The impact of onboarding these high-caliber teams can be likened to that of a small company acquisition, considering the significant revenue and expertise they contribute to our business. ESG Our approach to ESG has emerged organically from the corporate culture that we have cultivated since the current management team joined in 2003. We believe that a commitment to ESG practices is critical for our long-term success as a business, as it influences our approach to risk management, environmental impact, community outreach, corporate governance, and ultimately the way we serve and connect with our clients. New for this year, we plan to release a stand-alone ESG report that provides detailed information on our ESG initiatives across the business. Our 100-year legacy — and looking forward While we consider ourselves to be a 21-year-old startup, we have the privilege of being custodians of legacy businesses that were leaders and innovators in our industry – a legacy we aim to continue and enhance. As we look ahead to 2024, we celebrate the 100-year anniversary of the oldest legacy part of our company. It is remarkable that what started as a door-to-door egg wholesaler has since grown into a global financial franchise, spanning over 80 offices across 6 continents. This milestone is a powerful reflection of our unwavering commitment to our clients, our disciplined approach to risk management and acquisitions, and our perpetual focus on sustainable business growth. Our long-standing track record sets a standard we believe is largely unmatched in our industry, yet we recognize we are still far from realizing the full scope of opportunities and market share available to us. We anticipate that high interest rates will continue to create a tailwind for our business. However, we are cognizant of the challenges posed by moderating volatility and are fully prepared to evolve and leverage the diversity of our organization to sustain our growth trajectory. I would like to emphasize that the greatest asset of StoneX is our people. We have an extremely talented team that continues to deliver phenomenal value to our shareholders. Above all, we embody a customer-first mentality that permeates our business globally. Chief Executive’s Letter

2023 Annual Report I 27 On behalf of the executive management team, I would like to express my gratitude for our clients around the world. We appreciate your commitment and trust in our ability to drive value to your business. I also wish to express thanks to my colleagues, whose dedication has been instrumental in navigating this year’s successes as well as challenges. Our board and advisors also deserve recognition for their insightful guidance, our banking partners for their financial support, and our shareholders, who have entrusted their capital to us. Sean M. O’Connor Chief Executive Officer

2023 Annual Report I 28 Client Types & Segment Performance StoneX exists to deliver value to our clients – full stop. We work to build long-term relationships with them through our commitment to treating them fairly and ethically, our attention to their needs, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization. Institutional Risk Takers 45% of Net Operating Revenue • Global trading, execution, clearing and provision of liquidity for institutional clients • Multi asset-class offering, including domestic and foreign equities and options, broad range of fixed income products across the global credit spectrum and access to 40 derivative exchanges • Growing suite of institutional-grade trading and analytics platforms • Fund managers • Broker-dealers • Investment advisors • Banks • Insurance cos. • Hedge funds • Introducing brokers • Financial institutions $532mm 10% $218mm +25% Retail • Leading retail trading platforms (FOREX. com and City Index) offering access to over 18,000 derivative products to over 400,000 clients globally • Network of over 400 independent advisors managing over $16bn in assets • Digital platform offering access to a broad range of precious metals products to retail investors and wholesalers • Active retail and professional traders • White-label of trading platform to institutions • Independent broker-dealers • Wealth management firms • Independent wealth advisors $227mm -25% $46mm -60% Global Diversified Client Base Risk Profile % of Total Revenue Net Operating Revenue YoY +/- Segment Income Segment Description Representative Clients/Own Brands YoY +/-

As such, we find value in evaluating our business and performance from a client-centric perspective. After completing our acquisition of GAIN and its significant retail client base, we officially reconfigured our SEC segment reporting into four client types: institutional, retail, commercial and payments. Overall, total segment income rose by 13% over the prior year to $763mm. Commercial Risk Hedgers 55% of Net Operating Revenue • Tailored risk management solutions for commercial entities • Capabilities include listed derivatives, bespoke structured products, physical trading • Expertise across all commodity verticals, as well as FX and interest rates • Commercial hedgers • Producers • Wholesalers & merchants • Corporations • Introducing brokers • Traders • Grain elevators • Merchandisers • Importers • Exporters $721mm +23% $391mm +36% Payments • Platform provides efficient transfer of funds into more than 185 countries • Full-fledged domestic payments capability handling in-bound and out-bound payments in Brazil • Network of over 375 in-country correspondent banks ensures efficient and effective payments • Financial institutions • Nonprofits • Government organizations • NGOs • Corporations • SMEs $203mm +25% $109mm +12% Global Diversified Client Base Risk Profile % of Total Revenue Net Operating Revenue YoY +/- Segment Income Segment Description Representative Clients/Own Brands YoY +/- Treasury Management 2023 Annual Report I 29

e don’t often take the time to celebrate business milestones. But as we enter 2024, we are presented with the rare opportunity to commemorate two significant anniversaries for our company. The most obvious is the centennial of our namesake legacy business, Saul Stone & Company. Saul Stone began his career in 1924, pushing an egg cart through the streets of Chicago. Soon after, Saul Stone & Company became one of the Chicago Mercantile Exchange’s first clearing members. It’s incredible to consider that a startup with such humble beginnings is now the cornerstone of a Fortune 100 company with operations in six continents. However, this would not be the case if our current management team had not taken control of International Assets in a deal that closed in 2003 — our second milestone. The fallout from the dot-com bubble lingered in the markets, but we were a different kind of startup. Perhaps a throwback to Saul’s time. We built our company on a simple idea: that if we treated our customers fairly, took a disciplined approach to risk, and compounded our capital every year, we would end up with a significant business after 20 years or so. Today, we still consider ourselves a startup. Perhaps because our founding principles have not changed. In fact, you’re likely to recognize them in almost every story and quote that follows. One startup after another — joining together, lending its customer-focused, entrepreneurial approach to what has become The StoneX DNA. Becoming StoneX 100 Years of Entrepreneurial Spirit, Customer Focus and Value Creation 2023 Annual Report I 30 100 Years of StoneX

2023 Annual Report I 31 From Vision to Vanguard “I’ve always had an entrepreneurial streak in me. But I figured I had better go somewhere and learn something first before starting a business. So, at 25, I went into investment banking at Standard Bank and was given the incredible opportunity to help build businesses from scratch in London and then New York, which really appealed to my entrepreneurial streak,” says Sean O’Connor, CEO of StoneX Group, recalling his early career path that ultimately led him to building the company we know today. Sean cut his teeth in the ultra-competitive financial hubs of London and New York. For Sean, this wasn’t just a job; it was a masterclass in entrepreneurship, laying the groundwork for a future industry leader. The story of StoneX involves individuals across the world with diverse perspectives. But what brings it all together — and ultimately made StoneX the successful business it is today — is the vision, drive, and firm belief in the power of entrepreneurial thinking that embody its people. It’s a story that spans continents and decades, filled with strategic innovations, some daring moves, and a never- ending desire to push the boundaries of what’s possible in the financial markets. Back to the Beginning But StoneX didn’t begin in London, or even New York — where its headquarters is situated today. In fact, it all started 800 miles west, back in 1924 on the streets of Chicago’s Fulton Street Market district. “Growing up near Chicago, I was always drawn to the financial markets.” These are the words of Bill Dunaway, Chief Financial Officer of StoneX. As the financial derivatives capital of the world and home of the CBOT, CBOE, and CME, it’s no wonder that many of its residents were inevitably drawn to a career in finance. “It was an exciting, fast- paced environment,” he says, painting a picture of a culture where adaptability and a ‘do whatever it takes’ attitude were the keys to success. Bill was deeply influenced by the legacy of Saul Stone & Co., a firm known for its customer-first culture and rich history. “They had a glass case in the lobby filled with collectible eggs, including a Fabergé,” he recalls, a nod to Saul Stone’s early days of going door-to-door with his egg cart through the streets of Chicago. Saul Stone established his company in Chicago in 1924, initially as a farm products wholesaler. Saul’s ambition and drive propelled his company to the forefront of the financial industry, especially in futures contract hedging, risk management and listed derivatives — which are all still offered by StoneX today in 2023. “Saul Stone & Co. evolved into what is now the StoneX Clearing & Execution Services division,” Bill says. Industry veterans like Vincent Angelico and Greg Greves now lead this team, which has been a cornerstone of the StoneX business model since its inception. Bill’s statement captures the journey of a company that has constantly adapted, grown, and led while remaining true to the principles and culture that began in the heart of Chicago. Becoming StoneX 100 Years of Entrepreneurial Spirit, Customer Focus and Value Creation Sean O’Connor Chief Executive Officer Bill Dunaway Chief Financial Officer Saul Stone, founder of Saul Stone & Co.

2023 Annual Report I 32 100 Years of StoneX Boots on the Ground f you’re a StoneX employee, chances are you’ll hear the phrase ‘boots on the ground’ mentioned by one of your colleagues within the first week. It’s built into the company’s DNA. Dave Smoldt, President of our Commodities Division is just one example of someone at StoneX who embodies this mentality. “I grew up on a farm,” Dave recollects, painting a picture of his childhood, when listening to futures prices on the radio was as much a part of his upbringing as the fields he worked with his family. His internship at Farmers Commodities Corporation (FCC), a regional grain cooperative in 1984, was a watershed moment not only for him, but also for the company which would become a pivotal part of the history of StoneX. FCC embodied a culture that valued hard work and personal relationships, which Dave wholeheartedly embraced. “At FCC, you started at the bottom, demonstrated your ability to learn the business, and accepted the job if it was offered to you.” This approach fostered a thorough understanding of the industry as well as a dedication to customer service, both of which have remained central to the philosophy of StoneX. “We look to hire people with deep connections to trade,” Dave says. His hiring philosophy prioritizes practical experience, market knowledge and customer-centric values. And maybe sometimes, that even means getting your hands dirty with the very commodities your clients are trading. Dave Smoldt President Commodities Division I We look to hire people with deep connections to trade.

Bold Moves The story of Sean O’Connor, who decided to venture into uncharted territory at the age of 40, captures the entrepreneurial spirit that has long embodied StoneX. “I felt like it was ‘now or never’ for starting my own company,” Sean recalls. His decision to leave the bank and co-found a broker-dealer with his colleague Scott Branch was a risk that would shape their financial careers. Scott was initially skeptical. “We had zero chance for success,’” he said. But that talk only fueled Sean’s determination to succeed. “I like to remind him of this from time to time,” laughs Sean. This determination led them to purchase a controlling stake in the Orlando-based broker-dealer International Assets Holding Corporation, which was made possible by both men putting everything they had on the line and with investments from pioneers such as John Radziwill, now Chairman of the Board at StoneX. “I met Sean and Scott for the first time in the lobby of the Palace Hotel in New York in 2002,” John recalls of the meeting that marked the beginning of a significant partnership. Despite his initial lack of familiarity with the broker- dealer industry, Sean and Scott’s strategy and credibility convinced him of the potential. “They had a sound business plan, and my friend assured me that I could trust them.” This defining moment resulted in John’s investment. Combined with additional funds, Sean and Scott were finally able to acquire control of International Assets. But this wasn’t just a financial decision — it was a strategic one that would determine the future of the entire business. “It was the first in a long line of acquisitions we’ve done together,” John says. And a “long line” is no exaggeration. In just the last 10 years, StoneX has made over 20 strategic acquisitions at attractive valuations that have added significant value to the company. A Strategic Blueprint The merger of Saul Stone & Co. and FCC was a landmark moment in the evolution of what would become StoneX. A shared vision of expanding risk management services and gaining critical access to major commodity exchanges drove this strategic move. “FCC had recently expanded its risk management offering to include energy and livestock and was looking to gain clearing access to the Chicago Mercantile Exchange and the New York exchanges,” reflects Bill Dunaway. The combination of Saul Stone & Co.’s expertise and clearing memberships, as well as FCC’s clients, resulted in a potent synergy. “The capabilities were complementary, we were both committed to customer service, and the cultures were a good fit,” Bill adds, emphasizing the two companies’ seamless integration. This merger also served as a model for future acquisitions. “These traits became the de facto blueprint for subsequent deals for FCStone and then later StoneX. And in nearly all of them, the people ended up being the best part.” Bill’s reflection emphasizes that cultural fit and human capital are critical components of a successful acquisition — something that Sean and the rest of the executive team at StoneX would pay close attention to every time they acquired a new business. I felt like it was ‘now or never’ for starting my own company. 2023 Annual Report I 33 Sean O’Connor, John Radziwill & Scott Branch

2023 Annual Report I 34 Assuming Responsibility International Assets was not a new company, having been founded in 1981 and listed on the Nasdaq in 1994. Charles Lyon, currently Director/EVP Head of StoneX’s Broker Division, began working there in 1999, as a market maker in foreign equities (ADRs). “The founder was a brilliant guy — he trusted us to make decisions and take responsibility,” Charles remembers. That culture of independence suited Charles, who came from a family business and understood what it meant to be a self-starter. “You reaped the rewards of your decisions. And you suffered the consequences.” It’s no coincidence that Sean and Scott wished to foster this same culture when they took control of International Assets in 2003 — and it’s still ingrained in the StoneX DNA to this day. “We give our people the freedom to use their talents and expertise to make decisions and succeed — but in exchange for accountability.” “That mindset is what really binds us together, even across all of the different companies and cultures we’ve worked with over the years.” Charles Lyon Director/EVP Head - BD Division We give our people the freedom to use their talents and expertise to make decisions and succeed — but in exchange for accountability. Strategically Niche The company was based out of Orlando, Florida - a far cry from the avenues of Manhattan. It was a public firm, facing the new complexities of Sarbanes-Oxley and rapidly running out of capital. Despite these obstacles, Sean saw potential: “The business existed, which meant we could start hiring, it had a license and a bank account. So, we moved forward with our due diligence.” Upon arrival in Orlando, Sean discovered a small yet intriguing trading business at International Assets, led by Charles. “There were only five people, specializing in market making international stocks,” Sean recalls. This modest operation, once a private wealth management firm’s trading desk, presented a unique opportunity. “It was niche, and we knew we had to start niche.” This small business, initially underestimated, transformed into StoneX’s core equity trading franchise, growing its revenue to nearly $300 million. Incredibly, 30% of all ADRs traded today in the US pass through this team. Sean came to realize that their status as a regulated, public company came with some key advantages. “Being public was very valuable. It made it easier to get trading lines with larger banks and conferred a status that was comforting to clients.” He fondly remembers the early days: “Our first day there was crazy. There were five guys sitting at old-fashioned desks - all of them facing the wall with their backs to each other. The first thing we did was build a proper trading desk.” This simple yet significant change was symbolic of the transformation to come. Under Charles’s leadership, this once-small business became a powerhouse, financing much of StoneX’s growth. 100 Years of StoneX It was niche, and we knew we had to start niche.

2023 Annual Report I 35 Exotic Destination With Sean now at the helm of International Assets, the new team’s first acquisition came in the form of Global Currencies Limited, a UK- based foreign exchange company specializing in deliverable exotic spot FX. “Back then, it was incredibly difficult to work with non- profits. We were small and unregulated, but our advantage was our vast global network of local banking counterparties,” says Philip Smith, CEO of StoneX EMEA. This constraint prompted a novel strategy: “Our approach was to ‘pay first and assume all risk... And only when the organizations had received confirmation that funds had been delivered, would they pay us.” While this approach helped to build trust, it also hampered the company’s growth potential. Recognizing the need for regulation and scale, Global Currencies sought a strategic partnership. “I realized that we needed to be regulated... which is difficult when dealing in spot FX. Our solution was to partner with a larger, listed and regulated company,” Philip explains. This regulation requirement made International Assets an ideal partner. The growth that followed exceeded all expectations. “I believed that having access to a bigger balance sheet... would lead to the next big surge of growth for the business. And that’s exactly what happened.” The Midas Touch “When I heard that Sean had launched a startup, I remember being intrigued,” says Barry Canham, former Global Head of Metals at StoneX, reminiscing about his early days at Standard Bank. Barry joined not long after Sean had taken control of International Assets and was initially based in the heart of Dubai’s Gold Souk: “We were smack-bang in the middle of everything. It was incredible.” “I don’t think Sean and Scott knew how they were going to provide the capital to fund our business, but we had incredible connections in the wholesale gold market,” Barry says, noting that both networking and industry relationships were critical in their early success. Barry fondly remembers the pride in expanding to global locations, even with modest beginnings. “I know Sean enjoyed the prestige of being able to say that he had expanded into London and Dubai,” he chuckles, reflecting on the small but significant steps that marked the early stages of their global expansion. “Barry is an old school guy who had never been overly familiar with technology,” says Sean. Against all odds, Barry ended up becoming a technological pioneer, aggressively automating his business, “going from 11 traders picking up phones and executing orders, to three.” The impact was profound, with volumes exploding. “The technology he built is still what we use today,” Sean notes. The launch of the PMXecute platform — which Barry was instrumental in developing — revolutionized the gold market, becoming one of its most active venues. Prior to PMXecute coming on to the scene in 2017, the gold market had been very traditional. “Pen and paper, picking up the phone to do business, and Barry led the charge in changing that.” We were smack-bang in the middle of everything. It was incredible. Philip Smith Chief Executive Officer - EMEA 1 kilo gold bar at Dubai Gold Souk

100 Years of StoneX

The **Transformational** Merger

The leadership of International Assets saw an opportunity for strategic expansion in the explosive financial landscape of 2008. Sean O'Connor describes the treacherous climate: "Early in 2008, we began to worry a lot about the stability of the financial system."


CELEBRATING
20 YEARS ON NASDAQ
NASDAQ LISTED [INTL]
INTL FCStone
Nasdaq

INTL FCStone on the Nasdaq

Amid this turmoil, FCStone, a Kansas City-based commodity risk management firm, caught their attention. "This was a fantastic franchise selling for pennies on the dollar. Its market cap had been destroyed, and we were watching from the side-lines," Sean recalls.

Despite initial difficulties in gaining an audience with FCStone due to the high level of interest from other parties, Sean persisted. "When we eventually gained access to their data room," he says, "we could see that their collapse was

> "It was difficult to close a deal back then… I'd go to bed not knowing if the banks were going to be open in the morning."

triggered by extreme market conditions," prompting him to make an offer. This decision, made amid uncertainty about the financial system's very stability, was a gamble for Sean. "It was difficult to close a deal back then… I'd go to bed not knowing if the banks were going to be open in the morning."

Nonetheless, this gamble was a calculated risk that paid off in spades. "In many ways, we took advantage of the situation. After all, they were five times our size. However, we delivered on our promise and looking back, this was our transformational transaction, our turning point." A new company, INTL FCStone, was born.

Risk On

"The people may change, the product names may change, but many of the models and calculations behind how we manage risk remains the same. I think that's pretty unique, and special," says Mark Maurer, Chief Risk Officer at StoneX.

StoneX (still INTL FCStone at the time) acquired Hanley Group Capital, a leader in exchange-traded agricultural options, market-making, complex OTC structured products and cutting-edge trading and risk management technology in 2010. Mark Maurer had joined Hanley two years prior as their head of risk.

Those who remain of the original Hanley team at StoneX have made a lasting impact on the company. And coincidentally enough, Hanley Group had their own 'boots on the ground' mentality.

2023 Annual Report I 36

2023 Annual Report I 37 “Hanley’s value was the proprietary knowledge that we had put together for developing risk systems and managing exotic options. It represented years of tangible knowledge in that workspace. I would get my hands dirty — the trade desk would get their hands dirty, trying to understand how these models worked.” Mark remembers how Hanley ran a flat organization with no hierarchy. “Anybody could go to the boss, say what needed to be said, add value and make a difference.” He continues, “That’s even more so the case at StoneX. We want everybody to be working for the same purpose, not held back by political layers. All leadership have open doors to everybody. That culture comes directly from Sean. I was lucky enough to have that culture bred into me at Hanley and now I have it even better at StoneX.” Anybody could go to the boss, say what needed to be said, add value and make a difference. Mark Mauer Chief Risk Officer Java… Script CoffeeNetwork, the predecessor to StoneX Market Intelligence, began in the mid-1990s as an innovative idea using a brand-new invention at the time — the internet. Eileen Stein, Global Head of Market Intelligence, recalls its beginnings. “When I was a senior trader at Hencorp, Albert Scalla (now Senior Vice President of Trading at StoneX) and I would scour the internet each day for coffee market news. We’d print out every story, staple the stories into packets, and put the packets on every trader’s desk for the next morning.” Before long, Eileen’s brother Oscar Schaps (now StoneX Head of Latin America) started posting the packets online so that the traders — and their clients — could access all the relevant market info quickly, easily, and in one place. Thus, CoffeeNetwork was born. “The premise was simple,” Eileen says. “The more our traders and customers knew at the outset of their conversations, the more productive those conversations would be. We’ve based today’s Market Intelligence offering on that same premise.” In 2011, INTL FCStone bought CoffeeNetwork from Hencorp. Today, Market Intelligence is a testament to this vision. Clients can now access comprehensive market data and analysis across a wide range of asset classes that StoneX trades, and our brokers, traders and analysts can add their unique commentary to drive the conversation and help our users make better decisions. “Drive conversations, advance strategies, enhance outcomes. That’s the formula we’ve used to grow our user base from 600 to 70,000.” Eileen Stein Global Head of Market Intelligence & Commercial Data

2023 Annual Report I 38 The new team’s logistical integration at Moor House was chaotic to say the least. “It really was like Ellis Island in 1885. We had queues of people, and we were there with a clipboard asking their name, directing them to different parts of the office,” remembers Philip Smith. But nevertheless, they got the job done. This quick action was critical in filling the market void left by MF Global’s demise. “If we had not bought Ambrian, we could not have done the MF Global deal. It’s that simple,” said Philip. “Ambrian was a member of the LME, and that purchase transformed us from a non-clearing to a Category 2 clearing member overnight.” And with MF Global’s metals business acquired, the company quickly moved into Category 1. This move not only helped to stabilize the market, but it also propelled INTL FCStone’s brand to the forefront of the global metals trading arena. 100 Years of StoneX Kevin Tuohy Director - Base Metals Heavy Metal NTL FCStone made a pivotal move the same year it bought CoffeeNetwork when it also acquired Ambrian Commodities and MF Global’s market- leading base metals business in quick succession. This strategic decision to move into metals reshaped the company’s market presence. Kevin Tuohy, Co-Head of the StoneX Base Metals Group, remembers the critical moments: “Over Thanksgiving weekend 2011, INTL FCStone bought the metals business of MF Global from the estate administrator.” “The real value of the MF metals business was the team itself,” Kevin stresses, emphasizing efforts to maintain team integrity in the face of a competitive environment. Despite initial brand recognition challenges, the team was convinced of INTL FCStone’s potential with Sean and the board actively involved. I StoneX employees at the London Metals Exchange (LME)

2023 Annual Report I 39 Gaining Traction In 2012, StoneX acquired TRX Futures, a London- based clearing firm for commercial coffee and cocoa customers, as well as energy and financial products. With its own platform and existing flow, the deal offered a direct route into the energy, softs and agricultural markets in the UK and Europe. That business not only makes a substantial contribution to revenue today, but its acquisition also represented an important milestone in the globalization of StoneX. Philip Smith notes, “Our logic is to see which products can be put into different locations. We have grown organically over the past fifteen years, but we are happy to leapfrog when the opportunity presents itself. That is precisely what TRX did for us. We’ve had very few underwhelming acquisitions. Each has accelerated our expansion.” TRX was joined shortly afterwards by the highly regarded grains team from Jefferies Bache. The seven-person team that made the switch included Brett Phillpott, StoneX EMEA Head of Exchange Traded Futures and Options. “We established StoneX’s reputation in EMEA with our stable, long-term clientele. In just three months, we onboarded 70 clients - a record that still stands today. StoneX gained an experienced and profitable team operating in the European Agricultural and Energy sectors.” Echoing the values that resonated across the entire company, Brett placed a client-first culture at the top of his priority list when deciding on a new home for his team. “The culture (at Jefferies Bache) was similar to StoneX, which is why we felt it was the best place to move our business. It has proved to be the right decision. A core feature of our business is the importance of putting the client first. If we didn’t do that, then there is no longevity in the relationship. StoneX also champions a high- touch client first approach, which is why things have worked out so well.” Our logic is to see which products can be put into different locations. We have grown organically over the past fifteen years, but we are happy to leapfrog when the opportunity presents itself.

2023 Annual Report I 40 Embracing Change “After 14 years working for the big banks, it was time to make a change.” Brent Grecian always wanted to move into the commodities sector. In 2015, he finally got his chance, joining INTL FCStone to manage their Merchant Services division, now called StoneX Commodity Solutions. “Our core value proposition was centered on assisting clients in managing their commodity supply chains, particularly in the procurement of feed for animals and fats & oils for biorefineries. Our services expanded to include a range of commodities like cotton, coffee, and cocoa, along with innovative commodity finance offerings.” As a legacy FCStone business unit, Commodity Solutions was grown and developed organically. For Brent, as President & CEO of the division, the mission was clear — to scale the business and build a comprehensive platform for all aspects of the commodity supply chain, spanning sourcing, logistics, hedging, supply, and working capital. Today, the StoneX Commodity Solutions team services clients across the globe with all aspects of their commodity supply chains as an integral part of one of the largest commodity brokers in the US. When it comes to the people at StoneX, Brent describes them as innovative self-starters. “The culture at StoneX has always been entrepreneurial and creative. We develop creative solutions to client problems. We’ve embraced data and technology to deliver our services with insightful transparency - that’s how we add value and generate income.” 100 Years of StoneX Brent Grecian CEO and President - StoneX Commodity Solutions Cleared for Takeoff Over a decade ago, nobody would have thought that a casual conversation at a Securities Trader Association conference would lay the groundwork for a major acquisition. Not long after that first meeting, First American Capital and Trading founder and CEO, Steven zum Tobel, was sitting down with Charles Lyon. “First American had a rather unique business model,” Steven explains. “We were providing financial institutions with tri-party securities clearing and execution services and had carved out a niche for working with firms in Latin America.” INTL FCStone appealed to First American, not only because it was financially sound, but also because it had a very favorable clearing agreement with a well-known international clearing firm. “We felt they would not only improve our profitability but would help us attract new international clients and develop cross-selling opportunities,” says Steven. However, when the deal with INTL FCStone closed, they had a problem on their hands. The existing clearing firm had started to become less than cooperative, prompting Charles Lyon to buy one instead. Steven, now Managing Director of Correspondent Clearing at StoneX remembers, “By 2016, Charles had discovered Sterne Agee, a firm that had been around since 1901 but was in a difficult position. He bought it at an attractive price, handed it to us and let us run with it.” Steven zum Tobel Managing Director - Correspondent Clearing

2023 Annual Report I 41 Charles remembers how he “quickly came to recognize that the most valuable asset that we were acquiring in First American was their experienced team. When problems arose, we took our time to find the right solution and Sterne Agee turned out to be a strategically important acquisition that led to our first foray into an entirely new sector.” The results speak for themselves — the StoneX Correspondent Clearing team now provides access to execution, securities clearing and custody of securities products, complemented by advanced technology and best-in-class support to clients worldwide. In time we figured out that just as INTL focused on providing a high-touch service to underrepresented clients — we were doing the same thing in our own lane. Wealth of Opportunity hile the acquisition of Sterne Agee initially focused on its clearing capabilities, it paved the way for the formation of StoneX Wealth Management. Before being purchased by INTL FCStone, Sterne Agee was sold to Stifel Financial, a self-clearing broker-dealer that targeted Sterne primarily for their private wealth management business. When INTL FCStone made contact, Stifel put together a deal that included Sterne’s clearing firm, registered investment advisor and independent broker-dealer. “We were the largest client of the clearing business... so it was a good deal,” says Jay Carter, CEO and President at StoneX Wealth Management. This acquisition represented a departure from INTL FCStone’s previous business model, requiring a careful assessment of culture and compatibility. “In time we figured out that just as INTL focused on providing a high-touch service to underrepresented clients — we were doing the same thing in our own lane,” Jay states. “By the time that we were sold by Stifel, we were probably one of the last regional boutiques. We’ve been able to keep that culture and energy. And that’s why our advisors like us.” Charles Lyon and Sean O’Connor’s leadership was instrumental in developing this new division, while preserving their distinct culture. “Charles asked me what we needed to make a great company,” Jay recalls. “They made no attempt to cut anything. Rather, they invested in us.” This approach is what made this acquisition, and many others to follow, a resounding success — a laser focus on fostering growth, without sacrificing the business’s core strengths. Jay Carter CEO and President - StoneX Wealth Management Sterne Agee trading floor circa 1930 W

2023 Annual Report I 42 Cultural Synergy The acquisition of GAIN Capital in 2020, which owned iconic retail brands FOREX.com and City Index, was a defining moment in the evolution of StoneX, both in terms of adding an important client segment to the portfolio and rebranding the company name from INTL FCStone to StoneX. Glenn Stevens, CEO of the StoneX Retail Division, considers the journey, drawing parallels between the two companies: “The history of StoneX is like a river - streams merging to form something powerful. GAIN and StoneX have enough similarities in construction and culture for me to believe that us eventually coming together was no accident.” He also emphasizes the significance of culture in successful acquisitions. “There are so many examples of bad acquisitions driven solely by economics, with no regard for the cultural aspects of the transaction. The figures may look good on paper, but if every meeting, interaction, and email requires ten times the effort, value will never be extracted.” While the merger of two public companies made for a challenging acquisition process, it was supported by A True Bond “At the time G.X. Clarke was acquired, we were highly regarded in the industry and brought with us not only expertise and new capabilities for the company, but also deep relationships with over 700 institutional clients,” says Anthony Di Ciollo, Global Head of Fixed Income at StoneX. G.X. Clarke & Co. was a FINRA member and SEC registered institutional dealer in federal agency, mortgage-backed securities, and US Treasuries. In 2015, INTL FCStone purchased G.X. Clarke in a deal that marked the beginning of the company’s institutional fixed income trading business. Prior to the acquisition, INTL FCStone had a minor presence in emerging market debt and municipal securities. For G.X. Clarke, the acquisition provided the ability to continue to serve their client base with a wider range of products, backed by the infrastructure of INTL FCStone. According to Philip Smith, the G.X. Clarke acquisition was nothing short of transformational. “It brought fixed income into our securities business, which was previously predominantly equities-based. If you look at our fixed income business today, it is hugely successful, and one of the largest divisions we have from a revenue perspective. That just did not exist prior to G.X. Clarke.” But revenue isn’t the only thing that G.X. Clarke has contributed to StoneX. Robert Laforte, StoneX Global Head of Fixed Income Sales, was also part of the team that transitioned over. “In the classic David vs. Goliath scenario, our team brought a mentality of competitiveness that allowed us to go head-to-head with larger, more capitalized competitors. We took pride in our commitment to provide liquidity to clients, even when other big banks hesitated. Our steadfast strategy endures to today and contributes to the exceptional growth and durable relationships we have sustained over the last 20 years.” 100 Years of StoneX Glenn Stevens CEO - FX and Retail Rob Laforte Global Head of Fixed Income Sales Anthony Diciollo Global Head of Fixed Income

2023 Annual Report I 43 a thorough understanding of each company’s unique strengths. Glenn’s decision to stay on after the acquisition was motivated by a sense of responsibility and a belief in the cultural fit between GAIN and StoneX. Similar to the Sterne Agee story, Glenn’s thoughts on the integration process highlight the significance of cultural compatibility in corporate acquisitions. “The people of StoneX are what make StoneX what it is. The more I learn about StoneX, the more I appreciate what I am now a part of.” Entrepreneurial Fibers “I started my career at FCStone Brazil in 2008, developing the cotton brokerage and consulting team,” Ariel Coelho recalls, CEO of Cotton Distributors Inc., a physical cotton trading business that was acquired by StoneX last year. “I built strong relationships with colleagues and customers.” Ariel attributes the success to the “entrepreneurial culture, quick access to upper management, and openness to new ideas” of StoneX. The essence of StoneX, as Ariel describes it, is in treating each business venture with the personal touch of a family- owned company, but with the backing of corporate support. “When it comes to treating their employees well, StoneX in unmatched.” In 2014, Ariel tackled a new challenge with CDI-Cotton Distributors Inc, bringing his expertise to the Brazilian subsidiary of the Swiss cotton merchant. The objective: “to grow our sourcing of Brazilian cotton by staying closer to our suppliers and building long-term partnerships,” much like the ‘boots on the ground’ motto at StoneX. The culmination of Ariel’s experiences came in 2022, when he had an opportunity to integrate the strengths of both businesses. With the support of former colleagues at StoneX Brazil, Ariel was able to bring his vision to life. “Today, we offer embedded derivatives, physical contracts, consulting, and execution,” he says proudly, describing it as an ‘IRMP+’ approach — a reference to StoneX’s Integrated Risk Management Program. With the acquisition being a major success, Ariel sees a bright future ahead. “We’re now extending into coffee,” he says, “Who knows where the future may take us!” Ariel Coelho CEO CDI When it comes to treating their employees well, StoneX is unmatched.

2023 Annual Report I 44 While we are all proud of our history and our track record, I am certain that the next chapter will be even more exciting and impressive! 100 Years of StoneX Closing Remarks from Sean O’Connor n this collection of stories recalling how we came to be the company we are today, the story of consistent, long-term value creation for our shareholders remains the most compelling. The long line of acquisitions and partnerships that form our 100-year heritage have come to us through various channels, but for nearly all of them, the philosophy and the criteria remained the same: We look for opportunities that require minimal leverage, accrete immediately to earnings and return on equity, and expand our client footprint. This disciplined approach has enabled the company to grow from a handful of enterprising ex-bankers with less than $10 million on hand to a Fortune 100 company with a market capitalization of over $2 billion. We also look for opportunities with companies whose culture and mindset match what we’ve carefully cultivated over the years here at StoneX. None of this would be possible without the hard work, dedication, creativity, and radical ambition of our most valuable asset — our people. Our results are proof of this shared ethos. Thank you, StoneX. I

2023 Annual Report I 45

2023 Annual Report I 46 Governance Corporate Governance Statement The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations, accurate financial reporting, and diversity and inclusion. Board of Directors The Company has a Board of Directors consisting of one executive and eight independent directors. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non- executive directors regularly meet independently of the executive director. The Nominating & Governance, Audit, Compensation, Risk, and Technology and Operations Committees are each composed of at least three independent Directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert. Board Independence We are committed to maintaining the independence of our board as it relates to applicable rules and industry best practices because we believe doing so serves the best interests of our shareholders. No Director is considered independent if he or she is an executive officer or employee of the Company or has a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In its annual review based on this criteria (in line with Rule 5600 of the NASDAQ Stock Exchange), the Nominating & Governance Committee of the Board determined that each of our directors qualifies as independent, with the exception of Sean O’Connor, the Company’s CEO. Executive Structure The roles of Chairman and CEO are split in accordance with widely recognized best practices with regard to maintaining board independence. John Radziwill serves as the Company’s Chairman. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors. Executive Pay Tied to Performance The pay for the members of our executive committee is closely tied to the financial performance of the Company. Specifically, the annual cash bonus for each executive is based entirely on the Company’s return on equity, a metric that is considered to be closely linked to stock price appreciation. A substantial portion of the annual cash bonus – generally 30% – is paid in the form of restricted company stock, which is purchased at a discount but vests over a three-year period. In addition, executives receive long-term cash awards, which generally vest five years following grant, and their growth in value is also tied to the Company’s return on equity. Executive compensation information can be found in our filings with the SEC on Form DEF 14A -Other definitive proxy statements. Financial Interest Requirements for Directors and CEO We require directors and our CEO to own a substantial equity stake in company stock. This requirement has been based on a meaningful percentage of the director’s or CEO’s most recent year’s cash compensation and we now require our directors and CEO to own an amount of company stock equal in value to three times their annual cash compensation, subject to a phase-in period for new directors.

2023 Annual Report I 47 Financial Reporting and Internal Control The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies. Investor Relations The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.stonex.com. Forward-looking Statements This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, including the risks and uncertainties described in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, many of which are beyond the Company’s control. These risks and uncertainties include adverse changes in economic, political and market conditions, losses from the Company’s activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company’s actual results will not differ materially from any results expressed or implied by the Company’s forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Headquarters New York (US) 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485-3500 Alpharetta (GA) +1 404 836-7000 Chicago (IL) +1 312 780-6700 Birmingham (AL) +1 800 240-1428 Bloomfield (NE) +1 402 861-2522 Boca Raton (FL) +1 561 544-7611 Bowling Green (OH) +1 800 238-4146 Champaign (IL) +1 800 747-7001 Charlotte (NC) +1 800 334-1253 Dallas (TX) +1 833 798-8738 Fort Lauderdale (FL) +1 954 991-5022 Indianapolis (IN) +1 866 825-7942 Kansas City (MO) +1 800 255-6381 Lawrence (KS) +1 785 338-9230 Miami (FL) +1 305 925-4900 Minneapolis (MN) +1 800 447-7993 Omaha (NE) +1 800 228-2316 Orlando (FL) +1 800 541-1977 Park City (UT) +1 415 230-5505 Powell (OH) +1 614 792-2690 Santa Monica (CA) +1 424 610-3897 Richmond (VA) +1 804 659-4878 San Francisco (CA) Seattle (WA) Stamford (CT) +1 212 692-5138 Twin Falls (ID) +1 800 635-0821 Warren (NJ) +1 877 367-3946 West Des Moines (IA) +1 800 422-3087 US Offices 2023 Annual Report I 48 Office Locations

Amsterdam (Netherlands) +31 20 799 7660 Asunción (Paraguay) +595 21 624 197 Bangalore (India) +91-9922731122 Beijing (China) +86 10 6513 0855 Bogota (Colombia) +57 1 484 1650 Buenos Aires (Argentina) +54 11 4390 7595 Campinas (Brazil) +55 19 2102 1300 Campo Grande (Brazil) +55 67 2107 8300 Ciudad del Este (Paraguay) +59 59 7214 2960 Dubai (United Arab Emirates) +971 4 447 8500 Dublin (Ireland) +353 1 634 9140 Frankfurt (Germany) +49 (0)69 50 5060 4280 Goiânia (Brazil) +55 62 3432 7912 Hamburg (Germany) +49 40 589660 000 Hong Kong +852 3469 1900 Katuete, Paraguay Krakow (Poland) +48 539 534 658 Lagos (Nigeria) +234 1 700 0027 Lausanne (Switzerland) +41 21 612 65 65 London (United Kingdom) +44 20 3580 6000 Luis Eduardo Magalhães (Brazil) +55 19 3515 2312 Luxembourg (Luxembourg) +352 4584841 Maringá (Brazil) +55 44 3033 6800 Mexico City (Mexico) +52 55 9171 1526 Montreal (Canada) +1 438 469-1889 Nicosia (Cyprus) +357 220 900 62 Passo Fundo (Brazil) +55 54 2103 0200 Patrocinio (Brazil) +55 34 3199 1550 Primavera do Leste (Brazil) +55 11 3014 3298 Pune (India) 91-9892761516 Recife (Brazil) +55 81 3040 1900 Rio Verde (Brazil) +55 62 34327917 São Paulo (Brazil) +55 11 3509 5400 Shanghai (China) +86 21 5108 1234 Singapore (Singapore) +65 6309 1000 Sorriso (Brazil) +55 66 3212 4130 Sydney (Australia) +61 2 8094 2000 Toronto (Canada) +1 647 475 0451 Tokyo (Japan) +81 (0)3 5205 6161 International Offices 2023 Annual Report I 49

Officers and Directors Executive Director Sean O’Connor Chief Executive Officer/President Officers William Dunaway Chief Financial Officer Xuong Nguyen Chief Operating Officer Philip Smith CEO – StoneX Financial Ltd Charles Lyon President of StoneX Financial Inc. Kevin Murphy Group Treasurer Mark Maurer Chief Risk Officer Diego Rotsztain Chief Governance & Legal Officer Aaron Schroeder Chief Accounting Officer David Bolte Corporate Secretary Abbey Perkins Chief Information Officer Glenn Stevens Head of Retail and Foreign Exchange Non-Executive Directors John Radziwill Chairman Private Investor Company Director Scott Branch Retired Company President Chairman Risk Committee Member Audit Committee John M. Fowler Chairman Compensation Committee Member Nominating & Governance Committee Member Risk Committee Private Investor Independent Consultant Annabelle Bexiga Chairman Technology & Operations Committee Member Compensation Committee Independent Consultant Company Director Diane Cooper Member Audit Committee Member Technology & Operations Committee Member Risk Committee Company Director Dr. Dhamu R. Thamodaran Member Technology & Operations Committee Member Risk Committee Independent Consultant Eric Parthemore Chairman Nominating & Governance Committee Member Compensation Committee Independent Consultant Steven Kass Chairman Audit Committee Member Nominating & Governance Committee Independent Consultant Company Director Corporate Headquarters and Stockholder Relations 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485 3500 Stock Listing The Company’s common stock trades on NASDAQ under the symbol “SNEX”. Company Information To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Kevin Murphy at the Stockholder Relations address or visit our website at www.stonex.com. Stock Transfer Agent and Registrar Computershare is the transfer agent and registrar for StoneX Group Inc. Inquiries about stockholders’ accounts, address changes or certificates should be directed to Computershare. To contact by mail: 150 Royall Street, Canton MA 02021 2023 Annual Report I 50

(in millions) For the Year Ended Reconciliation of net income to adjusted non-GAAP amounts: September 30, 2019 September 30, 2020 September 30, 2021 September 30, 2022 September 30, 2023 Net income, as reported (GAAP) $ 85.1 $ 169.6 $ 116.3 $ 207.1 $ 238.5 Recovery of bad debt on physical coal, net of tax (11.2) - - - - Gains on acquisitions, net of tax - (81.9) (3.3) - (23.5) Acquisition related transaction costs and other expenses, net of tax - 12.0 11.3 7.7 8.0 Adjusted net income (non-GAAP) $ 73.9 $ 99.7 $ 124.3 $ 214.8 $ 223.0 Stockholders’ Equity, beginning of fiscal year $ 505.3 $ 594.2 $ 767.5 $ 904.0 $ 1,070.1 Stockholders’ Equity, end of fiscal year $ 594.2 $ 767.5 $ 904.0 $ 1,070.1 $ 1,379.1 Average of Stockholders’ Equity $ 549.8 $ 680.9 $ 835.8 $ 987.1 $ 1,224.6 Adjusted ROE 13.4% 14.6% 14.9% 21.8% 18.2% The table below presents net income as reported in accordance with Generally Accepted Accounting Principles (“GAAP”). The table below also presents a reconciliation to adjusted net income and adjusted ROE, which are non-GAAP measures. The “adjusted” non-GAAP amounts reflect each item after removing the impact of the recovery of bad debt on physical coal for the year ended September 30, 2019 and the impact of the gains on acquisitions and related transaction costs and other expenses for the years ended September 30, 2023, 2022, 2021 and 2020. Management believes that presenting our results excluding the recovery of bad debt on physical coal and the gains on acquisitions and related transaction costs and other expenses is meaningful, as it increases the comparability of period-to-period results. Appendix A 2023 Annual Report I 51

2023 Annual Report I X Strategic Position & Business Model

www.StoneX.com